Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
We have issued our report dated June 1, 2007 (except for Note 15, as to which the date is September 27, 2007 and except for paragraphs twelve, thirteen and fourteen of Note 14, as to which the date is October 10, 2007), accompanying the financial statements of Bioheart, Inc. and Subsidiaries (a Development Stage Company) (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS 123(R)) contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”
/s/ Grant Thornton LLP
Fort Lauderdale, Florida
February 12, 2008